Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

ALCOA’S

COMMITMENTS TOWARDS

THE REGIONS

Alcoa has made the following investment commitments as part of its offer to acquire Alcan:

Alcoa expects to conclude negotiations with the government of Québec that will allow it to implement new and existing investment plans of the combined company totalling more than US$5 billion in Québec. It represents the largest single investment programme by a private company in the history of the Province.

Creation of more than 1,000 highly skilled new jobs in aluminum production

Creation of 5,500 construction jobs and a significant number of indirect jobs

The investment programme includes

The modernization of Alcoa’s

Baie-Comeau smelter for US$1.2 billion

The expansion of Alcoa’s Deschambault smelter for US$1.4 billion

The realization of Alcan’s ten-year US$1.8 billion programme in the Saguenay-Lac St-Jean, including the AP50 smelting technology pilot plant

A potential investment of US$400 million for the construction of a new anode facility

“Alcoa will respect Alcan’s commitments to the government of Québec and the combined company will continue to pursue excellence in sustainable development, safety, health and technology leadership – areas in which both our companies have achieved recognition in Canada and internationally.”

Alain Belda, Chairman and CEO

Baie-Comeau

Saguenay-Lac Saint-Jean

Deschambault

Alcoa

Montréal

Alcan

Shared

Alcoa and Alcan: Shared History, Shared Values, One Future

ALCOA

www.alcoa.com

Certain statements and assumptions in this communication contain or are based on “forward-looking” information which is subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. THESE DOCUMENTS ALSO CONTAIN OR WILL CONTAIN ADDITIONAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).